September 2008

Amendment No. 1 dated September 10, 2008 to
Pricing Sheet dated September 9, 2008 relating to
Preliminary Terms No. 775 dated August 25, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due March 12, 2009
Reverse Convertible Securities
This pricing sheet offers three separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – SEPTEMBER 9, 2008
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price. See “Specific Terms for Each RevCons – Trigger price” below.
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events. See “Specific Terms for Each RevCons – Exchange ratio” below.
Coupon:	Payable monthly at the specified interest rate beginning October 12, 2008.
Pricing date:	September 9, 2008
Original issue date:	September 12, 2008
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Google Inc. (“GOOG”)	JPMorgan Chase & Co. (“JPM”)	Weatherford International Ltd. (“WFT”)
Maturity date:	March 12, 2009	March 12, 2009	March 12, 2009
Interest rate:	12% per annum	17% per annum	15% per annum
Trigger level:	80%	70%	70%
Determination date:	March 9, 2009	March 9, 2009	March 9, 2009
CUSIP:	617482BZ6	617482CB8	617482CA0
Initial share price:	$418.66	$39.47	$29.54
Trigger price:	$334.928	$27.629	$20.678
Exchange ratio:	2.38857	25.33570	33.85240
Aggregate principal amount:	$2,247,000	$12,634,000	$3,074,000
	Per GOOG RevCons	Total	Per JPM RevCons	Total	Per WFT RevCons	Total
Price to public	$1,000	$2,247,000	$1,000	$12,634,000	$1,000	$3,074,000
Agent’s commissions(1)	$15	$33,705	$15	$189,510	$15	$46,110
Proceeds to company	$985	$2,213,295	$985	$12,444,490	$985	$3,027,890

(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for reverse convertible securities (“RevCons”).

 You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 775 dated August 25, 2008
Prospectus Supplement for RevCons dated August 22, 2008
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.